

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 26, 2011

Mr. Karl Sundstrom
Chief Financial Officer
NXP Semiconductors N.V.
High Tech Campus 60
Eindhoven 5656 AG
The Netherlands

      Re: **NXP Semiconductors N.V.**
             Form 20-F for the year ended December 31, 2010
             Filed March 9, 2011
             File No. 001-34841

Dear Mr. Sundstrom:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing[s] to be certain that the filing[s] include[s] the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        Jeff Jaramillo
                        Accounting Branch Chief